UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SILVER BULL RESOURCES, INC.
(Exact name of the registrant as specified in its charter)

Nevada	001-33125	91-1766677
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. employer identification no.)

777 Dunsmuir Street, Suite 1605, Vancouver BC, Canada		V7Y 1K4
(Address of principal executive offices)		(Zip code)

Christopher Richards (Chief Financial Officer), 604-687-5800
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to
December 31,

☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended	October 31, 2023

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01	Conflict Minerals Disclosure and Report

Not applicable.

Item 1.02	Exhibit

Not applicable.

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01	Resource Extraction Issuer Disclosure and Report

Silver Bull Resources, Inc. (the “Company”) is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). The Company is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year fiscal ended October 31, 2023, to satisfy the requirements of Item 2.01. The Company’s ESTMA report is available on the Company’s website at https://silverbullresources.com/investors/estma/ or on the Government of Canada’s website at https://natural-resources.canada.ca/our-natural-resources/minerals-mining/services-for-the-mining-industry/extractive-sector-transparency-measures-act/links-estma-reports/18198. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

SECTION 3 – EXHIBITS

Item 3.01	Exhibits

The following exhibit is filed as part of this report:

Exhibit No.	Description
2.01	Extractive Sector Transparency Measures Act – Report for the fiscal year ended October 31, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SILVER BULL RESOURCES, INC.

Date: August 22, 2024	By:	/s/ Christopher Richards
	Name:	Christopher Richards
	Title:	Chief Financial Officer